Exhibit 14.1

TransAlta Values Policy 001: Corporate Code of Conduct

Applies to TransAlta Corporation and all Subsidiaries

Policy Owner: Board of Directors

Date Policy Created: 2/28/2001

Date of Last Review: 4/27/2011

Date of Last Change: 12/17/2011 9:15 PM

Content Interpretation and Approver: President and Chief Executive Officer

A Message About the Corporate Code of Conduct from the President and Chief Executive Officer:

To TransAlta Employees:

“One of our company’s most valuable assets is its reputation for integrity and honesty. Maintaining this reputation is one of our most important jobs. To safeguard the TransAlta reputation, each of us must conduct ourselves in accordance with the highest ethical standards.

This Code of Conduct is intended to help each of us understand our responsibilities as representatives of TransAlta, and to guide us in making the right choices during our daily business activities.

The Code of Conduct goes beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; it outlines principled business practices we must all be prepared to comply with.

I am confident that you will join me in maintaining the integrity and honesty of our efforts – efforts that have made TransAlta an industry leader and a place where we are all proud to work.”

TRANSALTA’S CORPORATE CODE OF CONDUCT

TransAlta Corporation is committed to increasing its value to employees, shareholders, the communities in which it does business and other key stakeholders through strategic investments in Canada and internationally. TransAlta employees fulfill this commitment while upholding the highest level of ethical conduct and meeting responsibilities as good corporate citizens. All employees are responsible for complying with this Code of Conduct and its associated corporate policies as follows:

Respect in the workplace: TransAlta recognizes a shared responsibility on behalf of all employees to exercise the basic principles of respect and dignity in all working relationships. TransAlta enforces a policy of zero tolerance for demeaning, offensive, harassing or discriminatory behavior. TransAlta complies with the applicable human rights legislation in the places where it carries on business.  All employees are responsible for ensuring a safe, respectful and secure working environment for all.

Conflicts of interest and fair dealings: TransAlta employees must ensure that no conflict exists between their personal interests and those of TransAlta. TransAlta employees are committed to conducting their business affairs in TransAlta’s best interests by dealing with customers, suppliers, contractors, competitors, existing and potential business partners and other TransAlta employees in a manner that avoids real, perceived or potential conflicts of interest.

Competition: TransAlta competes dynamically in an ethical and legitimate manner, complying with the competition and anti-trust laws of the jurisdictions in which it does business. TransAlta and its employees do not collude or collaborate with competitors to divide markets, restrict production or fix prices. TransAlta does not engage in unethical business strategies to obtain a market monopoly. TransAlta employees do not slander competitors or their products, improperly seek competitor information or attempt to influence suppliers illegally.

Insider trading: TransAlta complies with all applicable securities laws and regulations to ensure that material, non-public information (“inside information”), is disclosed in accordance with the law. To ensure compliance with the law, TransAlta has adopted a disclosure policy which sets out the process for disclosing material non-public information. Only those employees who have a need to know receive inside information before it is released to the public. TransAlta insiders do not use inside information for personal profit and do not take advantage of inside information by trading, or providing inside information to others (“tipping”) to trade in TransAlta securities. For further information on insider trading, please refer to TransAlta’s Insider Trading policy.

Ethical business conduct: TransAlta and its employees act honestly and with integrity in all business relationships with competitors, potential business partners, suppliers, customers and government officials. TransAlta and its employees exercise good business judgment in extending business courtesies and never accept or offer bribes, favours or “kickbacks” for the purpose of securing business transactions. TransAlta and its employees ensure that all payments are necessary, lawful and properly documented. International transactions must be conducted in accordance with the law, as is outlined in the Corruption of Foreign Officials policy.

Compliance with laws: TransAlta complies with all applicable laws, rules and regulations of the various jurisdictions in which it does business.

Accounting or auditing issues: As part of its general compliance with laws, rules and regulations (referred to above), TransAlta’s policy is to comply with all financial reporting and accounting rules and regulations applicable to the Company. If any employee, officer or other person has concerns or complaints regarding questionable accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints and may do so anonymously, confidentially or otherwise to the Audit Committee of the Board of Directors which will, (subject to its duties arising under applicable law, regulations and legal proceedings), treat such submissions confidentially. Such submissions may be directed to the attention of the Audit Committee, the Chair thereof or any director who is a member of the Audit Committee, c/o Box 1900, Station “M”, 110 - 12 Avenue S.W., Calgary, T2P 2M1 noting subject matter “003” or may direct it through the Company’s Help-Line at 1-888-806-6646, email at ethics_helpline@transalta.com or fax (403) 267-7985.

Protecting TransAlta’s Assets: TransAlta employees have a collective responsibility to protect the Company’s assets from fraud and theft and ensure records are accurate, timely and complete. Transactions with third parties are to be recorded in writing. Information is a key asset of the Company so employees are required to safeguard TransAlta’s proprietary and confidential information as well as proprietary information that has been entrusted to TransAlta by others.

Health and safety: TransAlta is committed to providing a safe and healthy working environment and protecting the public interest with standards and programs that meet or exceed industry standards and applicable government codes, standards and regulations in all jurisdictions in which it does business.

Environment and sustainable development: TransAlta is committed to ensuring compliance with all environmental legislation, regulations, permits and licenses and to continuously improve its environmental performance.

Social responsibility: TransAlta believes that being a good corporate citizen is an important measure of its success as a company. TransAlta gives back to the communities in which it does business by focusing on activities that make a meaningful difference. In recognition of its increasing international presence, TransAlta respects the cultures and customs of the places where it operates without compromising consistent ethical standards.

Privacy: TransAlta holds personal information about employees and other individuals and in doing so, recognizes the need to balance the rights of individuals to have their personal information protected and the need of an organization to collect, use and disclose information for reasonable purposes. TransAlta has adopted a policy which sets forth its responsibilities in ensuring this balance. All employees are responsible for ensuring that they are familiar with this policy and that they respect each employee’s right to privacy.

LIVING THE COMMITMENTS:

The Code of Conduct and its associated corporate policies apply to all employees of TransAlta and its controlled affiliates. Employees must have a basic understanding of all Company policies and a more detailed understanding of the policies that directly affect their work. When in doubt about the interpretation or application of a particular policy, employees should seek assistance from their manager, the Vice-President and Corporate Secretary, a member of Legal Services or Internal Audit.

TransAlta’s leaders have the additional obligation to lead by example, using their own behavior as a model for all employees, and to enforce the policies that comprise the Code of Conduct by providing education, legal counseling and a business environment that promotes policy compliance. Leaders are responsible for identifying which policies have application to their staff and recognizing ethical conduct. Leaders are also responsible for gathering feedback and continuously improving policy implementation and compliance.

Employees are required to comply with the Code of Conduct and the underlying policies and procedures. Anyone who has a concern about what constitutes ethical conduct or whether a certain course of action violates the Code of Conduct is expected to raise the concern immediately with their manager, the Vice-President and Corporate Secretary, the Director, Internal Audit, or a member of Legal Services, or may call the TransAlta Ethics Help-Line at 1-888-806-6646, send an email to ethics_helpline@transalta.com, or send a fax (403) 267-7985. Any actual, possible or suspected violation must be reported immediately. Employees, and in particular leaders, are strictly prohibited from taking retribution against another employee for reporting a violation.

While TransAlta would prefer that an individual provide contact information, this process has a mechanism for providing anonymity by:

•  Calling the TransAlta Ethics Help-Line, a confidential, anonymous phone line with 24-hour voice mail at 1-888-806-6646; or

•  Corresponding with the Chair of the Audit and Risk Committee of the Board of Directors directly by addressing your letter to Chair of the Audit and Risk Committee, Subject Matter “003”, c/o Box 1900 Station “M”, 110-12th Avenue S.W., Calgary AB, T2P 2M1

Every year, TransAlta employees will be asked to acknowledge their commitment to the letter and spirit of the Code of Conduct and its associated corporate policies and will be required to sign the acknowledgement indicating compliance with the Code of Conduct. Newly recruited employees must sign the acknowledgement when they start work at TransAlta. Any independent third party, such as consultants, agents or independent contractors, retained to do work or represent TransAlta’s interests may also be asked to acknowledge the Code of Conduct principles and corporate policies applicable to their work.

Any waiver of compliance with this Code of Conduct to be granted to a senior officer of TransAlta will be reviewed by the Audit and Risk Committee and reported to the Board. If approved by the Board, such waiver will be reported promptly as required by securities regulations.

Related Information

•      Insider Trading

•      Disclosure of Information

•      Corruption of Foreign Officials Policy

•      Ethics Help Line Procedures